Exhibit 99.1

Canopy Growth Announces Production Optimization Plan in Canada

The Company announces the closure of two Canadian greenhouses, representing a significant step forward in aligning the Company's cultivation capacity with projected demand.

Company expects to record estimated pre-tax charges of approximately $700-800MM in Q4 Fiscal 2020, as the Company completes its organizational & strategic review.

SMITHS FALLS, ON, March 4, 2020 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) announced today that the Company plans to close its facilities in Aldergrove and Delta, British Columbia, resulting in the elimination of approximately 500 positions. In addition, the Company no longer plans to bring a third greenhouse online in Niagara-on-the-Lake, Ontario. These actions are part of the Company's effort to align supply and demand while improving production efficiencies over time.

The greenhouses in B.C. account for approximately 3 million square feet of licensed production space and were put into commission, beginning in February 2018, after a period of phased retrofitting to help Canopy Growth scale up to supply the new Canadian adult-use market. Nearly 17 months after the creation of the legal adult-use market, the Canadian recreational market has developed slower than anticipated, creating working capital and profitability challenges across the industry. Additionally, federal regulations permitting outdoor cultivation were introduced after the Company made significant investments in greenhouse production. The Company now operates an outdoor production site to allow for more cost-effective cultivation, which will play an important role in meeting demand on certain products that rely on cannabis extracts. Following an organizational strategic review of production capacity and forecasted demand, the Company announced today that these facilities in Aldergrove and Delta, British Columbia are no longer essential to its cultivation footprint.

"When I joined Canopy Growth earlier this year, I committed to focusing the business and aligning its resources to meet the needs of our consumers," shared Canopy Growth CEO, David Klein. "Today's decision moves us in this direction, and although the decision to close these facilities was not taken lightly, we know this is a necessary step to ensure that we maintain our leadership position for the long-term. Along with the rest of the management team, I want to sincerely thank the members of the team affected by this decision for their work and commitment to building Canopy Growth."

Along with this announcement, the Company expects, based upon information currently available to management, to record estimated pre-tax charges of approximately $700-800MM in the quarter ending March 31, 2020 reflecting today's announcement as well as additional changes related to its organizational and strategic review.

All figures reported above with respect to the quarter ending March 31, 2020 are preliminary and are unaudited and subject to change and adjustment as the Company prepares its consolidated financial statements for the year ending March 31, 2020. Accordingly, investors are cautioned not to place undue reliance on the foregoing information. The Company does not intend to provide preliminary results in the future. The preliminary results provided in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation, are based on several assumptions and are subject to a number of risks and uncertainties. Actual results may differ materially. See "Notice Regarding Forward Looking Statements".

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 7.5 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. To the extent any forward-looking information in this news release constitutes "financial outlooks" within the meaning of applicable Canadian securities laws, such information is being provided as preliminary financial and operational results for the quarter ending March 31, 2020 and the reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such financial outlooks. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Financial outlooks, as with forward-looking information generally, are, without limitation, based on the assumptions and subject to various risks as set out herein. Our actual financial position and results of operations may differ materially from management's current expectations and, as a result, our results may differ materially from the information provided in this news release. Examples of such statements include statements with respect to the Company's organizational and strategic review and forecast of demand; the Company's focus on aligning its resources to meet the needs of consumers; and the estimated pre-tax charges to impact the Company's financial position during the quarter ending March 31, 2020. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including preliminary financial results are subject to the completion of the Company's financial closing procedures and have not been audited or reviewed by the Company's independent registered public accounting firm; changes in cannabis industry growth and trends, including changes in the Company's forecasted demand for cannabis and associated changes in consumer preferences and demands; changes in general economic, business and political conditions, including changes in the financial markets; the global regulatory landscape and enforcement related to cannabis, including political risks and risks relating to regulatory change; compliance with extensive government regulation, including the Company's interpretation of such regulation; public opinion and perception of the cannabis industry; and such risks contained in the Company's annual information form dated June 25, 2019 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events, including any preliminary financial results for the quarter ending March 31, 2020 will occur in the disclosed time frames or amounts or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Laura Nadeau, Media Relations, media@canopygrowth.com, 613-485-0386; Judy Hong, Vice President, Investor Relations (USA), Judy.hong@canopygrowth.com; Tyler Burns, Vice President, Investor Relations (Canada), Tyler.burns@canopygrowth.com 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 16:30e 04-MAR-20